Major Drilling Effort at Lost Creek

Denver, Colorado (Marketwire, June 11, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or the “Corporation”) announced today drilling results for the month of May at its Lost Creek ISR Project (“Project”) located in Sweetwater County, Wyoming, USA.

The Project’s 2008 drilling season started on May 7th and since May 8th, a total of six drill rigs have been in operation. In 14 days, Ur-Energy completed 108 holes, with targeted hole depth of 600 ft (183 meters), for a total of 64,800 feet (19,750 meters). This drilling is part of the 2008 planned program to complete 400 delineation drill holes to better define the Lost Creek deposit for final mine planning.

61% of the new 108 drill holes intersected “ore” quality mineralization (a grade x thickness product (GT) of at least 0.30 and a grade of at least 0.02% U3O8) and 24% intersected “strong” mineralization (a GT between 0.15 and 0.29 and a grade of at least 0.02% U3O8). Two of the better results from the 108 drill holes are:

LC327 with 3.36 GT (40.0’ of 0.084% eU3O8 at 393.0’)
LC254 with 4.05 GT (45.5’ of 0.089% eU3O8 at 403.0’)

These results, reported as eU3O8, are based on standard gamma log evaluation of downhole geophysical logs. Downhole gamma logging (gamma-probe uranium determinations, commonly referenced as eU3O8 or logU3O8) was completed by Century Geophysical Corporation of Tulsa, Oklahoma. Following standard industry practice and to ensure accuracy, the downhole geophysical probes were calibrated at test pits maintained by the U.S. Government. Standard practices of gamma logging in sedimentary rocks were more fully discussed in a Ur-Energy press release on May 2, 2006 titled “Advances in Resource Development of Lost Creek Deposit, Wyoming.”

Bill Boberg, Ur-Energy President and CEO, commented, “The ability to drill 108 delineation drill holes in 14 days in May enables us to complete the delineation of our first mine unit more quickly. The completion of these holes during this time is a reflection of the fine effort in organizing and running the drilling program by our outstanding operational team working out of our Casper office. I am very pleased with our progress to date and expect that our team will continue to do as well throughout the rest of the 2008 drilling season.”

The Qualified Person for the purposes of this press release, as defined by National Instrument 43-101, is W. William Boberg, CEO and President, Ur-Energy Inc.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.